UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Westinghouse Air Brake Technologies Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

929740108
(CUSIP Number)

Christoph A. Pereira

Vice President, Chief Corporate, Securities and Finance Counsel

General Electric Company

41 Farnsworth Street

Boston, Massachusetts 02210

617-433-2952

With a Copy to:

William L. Taylor

Michael Kaplan

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

Facsimile: (212) 701-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 929740108		Page 2 of 7 Pages

1	Names of Reporting Person General Electric Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2018 by General Electric Company, a corporation incorporated under the laws of the State of New York (“GE” or the “Reporting Person”), with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec” or the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

The Original Schedule 13D was filed by the Reporting Person to report beneficial ownership of approximately 10.9% of outstanding Common Stock solely because the Reporting Person may have been deemed to have beneficial ownership of such shares as a result of its entry into the Voting Agreement. On November 14, 2018, at a special meeting of Wabtec’s stockholders, Wabtec’s stockholders approved the Parent Share Issuance and Parent Charter Amendment. As a result thereof, the Voting Agreement and the irrevocable proxies granted thereunder terminated in accordance with the terms of the Voting Agreement. This Amendment No. 1 is being filed by the Reporting Person as a result of the termination of the Voting Agreement. Pursuant to Rule 13d-4, neither the filing of this Amendment No. 1, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that it is or was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 2. Identity and Background

Schedule I to this Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following as the penultimate paragraph of the section entitled “The Voting Agreement” thereof:

On November 14, 2018, at a special meeting of Wabtec’s stockholders, Wabtec’s stockholders approved the Parent Share Issuance and Parent Charter Amendment. As a result thereof, the Voting Agreement and the irrevocable proxies granted thereunder terminated in accordance with the terms of the Voting Agreement.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a) - (b) is hereby amended to add the following sentence at the end of the last paragraph thereof:

To the extent the terms of the Voting Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Common Stock, the Reporting Person will, as a result of the termination of the Voting Agreement, no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Common Stock.

Item 5 (c) is hereby amended and restated in its entirety as follows:

(c) Except as set forth in this Amendment No. 1, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first sentence of Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 of the Original Schedule 13D and this Amendment No. 1 is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.	Voting and Support Agreement, dated as of May 20, 2018, among General Electric Company and each of the Covered Stockholders (incorporated by reference to Exhibit 2.3 to Wabtec’s Current Report on Form 8-K filed May 24, 2018).

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2018

General Electric Company

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Vice President, Chief Corporate, Securities and Finance Counsel

SCHEDULE I

Directors and Executive Officers of

General Electric Company

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, Pennsylvania	United States

H. Lawrence Culp, Jr. (Chairman and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

Edward P. Garden (Director)	Chief Investment Officer, Trian Fund Management, L.P. New York, New York	United States

Thomas W. Horton (Director)	Senior Advisor, Warburg Pincus, LLC New York, New York	United States

Risa Lavizzo-Mourey (Director)	Professor, University of Pennsylvania Philadelphia, Pennsylvania	United States

Name	Present Principal Occupation or Employment	Citizenship

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board Norwalk, Connecticut	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States

Alex Dimitrief (Senior Vice President)	Senior Vice President, General Electric Company; President and Chief Executive Officer, GE Global Growth Organization	United States

Thomas S. Timko (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

Michael J. Holston (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman, General Electric Company; President & CEO, GE Aviation	United States

Raghu Krishnamoorthy (Senior Vice President, Chief Human Resources Officer)	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President, Chief Financial Officer)	Senior Vice President and Chief Financial Officer, General Electric Company	United States

Name	Present Principal Occupation or Employment	Citizenship

Kieran P. Murphy (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Healthcare	Ireland

Jerome X. Pecresse (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Renewable Energy	France

Russell Stokes (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Power	United States